SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1st September 2006

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	1st September 2006	By:	/s/ M. Lee
M. Lee Finance Director

2006 INTERIM RESULTS

Six months ended 30th June 2006

	2006	2005	% change
	euro m	euro m
Sales revenue	8,028	6,329	+27%
Operating profit *	613	445	+38%
Profit before tax	526	383	+37%

	euro cent	euro cent
Earnings per share	73.7	56.0	+32%
Declared interim dividend per share	13.50	11.25	+20%

*	Operating profit before profit on disposal of fixed assets.

•	CRH has delivered a strong overall first half outcome with an improved organic operating profit performance in each of its six business segments.

•	Total first half development activity exceeded euro 0.8 billion. Year to date activity, including the recently completed euro 1 billion APAC transaction, amounts to almost euro 2 billion.

•	Total operating profit from European operations, including acquisition contributions, grew by 19% to euro 330 million.

•	In Europe Materials, operating profit improved by 8% to euro 152 million helped by strong advances in Finland and Poland, modest improvement in Ireland and a similar outcome in Switzerland and Iberia.

•	Operating profit from Europe Products grew 30% to euro 112 million with good incremental contributions from 2005 and 2006 acquisitions complemented by organic growth.

•	Operating profit of euro 66 million from Europe Distribution was 33% ahead of 2005 with the bulk of the advance generated from underlying builders merchanting operations in Benelux, France and Switzerland.

•	Total operating profit for the Americas operations increased by 68% to euro 283 million.

•	Americas Materials’ focus on the recovery of higher energy and input costs resulted in very good first half sales price increases and improved margins generating an operating profit of euro 35 million compared with a loss of euro 4 million in 2005.

•	Americas Products delivered a 40% increase in operating profit to euro 202 million helped by generally favourable weather, good levels of housing activity and further improvement in non-residential construction demand.

•	Strong incremental contributions from 2005 and 2006 acquisitions combined with organic growth resulted in a substantial 64% increase in Americas Distribution operating profit to euro 46 million.

•	The declared interim dividend has been increased by 20%. This makes 2006 the 23rd consecutive year of dividend increase.

Announced Tuesday, 29th August 2006

1	CRH plc The International Building Materials Group

INTERIM STATEMENT

HIGHLIGHTS

Overall trading in the six months to 30th June 2006 has been particularly favourable with an especially strong performance from our operations in the Americas. In Europe, our operations have made progress with the emergence of somewhat firmer demand in a number of previously lacklustre economies and ongoing momentum in the better performing countries. Against this backdrop each of our six business segments has reported an improved organic operating profit performance which combined with satisfactory acquisition contributions has resulted in a strong overall first half outcome.

The results highlights for the first six months of 2006 are set out below.

•	Sales: euro 8,028 million, up 27%

•	Operating profit*: euro 613 million, up 38%

•	Finance costs net: euro 113 million, up 45%

•	Profit before tax: euro 526 million, up 37%

•	Basic earnings per share: 73.7c, up 32%

*	Operating profit before profit on disposal of fixed assets.

The average first half US Dollar exchange rate was 4.5% stronger versus the euro than in the corresponding period in 2005. This had a modest favourable impact of euro 7 million on profit before tax.

Profit on disposal of fixed assets amounted to euro 17.2 million (2005: euro 10.0 million). Note 3 on page 14 analyses the key components of first half 2006 performance.

DIVIDENDS

The Board has decided to pay an interim dividend of 13.50c per share, an increase of 20% on the 2005 interim dividend of 11.25c. The interim dividend will be paid on 3rd November 2006 to shareholders registered at the close of business on 8th September 2006.

A scrip dividend alternative is being offered to shareholders.

DEVELOPMENT

First half acquisition and investment activity amounted to over euro 0.8 billion. This includes the purchase of MMI and Halfen-Deha, along with over 30 other acquisitions across our various product segments.

Acquisitions completed and agreed since 30th June, including the recently announced APAC transaction, will bring total acquisitions and investments since the beginning of the year to almost euro 2 billion.

SEGMENT REVIEW

EUROPE - MATERIALS

				Analysis of change
			Total change		Acquisitions
euro million	2006	2005		Exchange	2005	2006	Organic
Sales	1,334	1,216	+118	+4	+11	+6	+97
% change			+10%		+1%	+1%	+8%
Operating profit*	152	141	+11	—	+1	+1	+9
% change			+8%		+1%	+1%	+6%
Margin	11.4%	11.6%

*	Operating profit is before profit on disposal of fixed assets.

First half operating profit reflects a good improvement on the 2005 level.

Ireland: Overall Irish construction activity grew further in the first half of the year. Continuing good housing and commercial activity resulted in higher cement and readymixed concrete volumes, although demand for stone and asphalt varied somewhat across the country influenced by the timing of regional infrastructure projects. The impact of higher input costs was offset by continuing gradual price recovery, contributing to a modest advance in operating profit.

Finland/Baltics: The Group’s operations in Finland delivered a strong performance helped by broad-based construction demand. Cement volumes increased by over 10% and prices improved compensating for higher input costs. Our downstream operations in Finland, Estonia, Latvia and St. Petersburg also turned in solid results. Operating profit from this region was well ahead of 2005.

Poland/Ukraine: Construction demand in Poland recovered rapidly from a weather-affected start. Our cement volumes showed significant first half growth although prices declined in a very competitive market. Downstream activities in concrete products also benefited from significant volume increases and overall Polish profitability improved substantially. In Ukraine, cement volumes were slightly lower than 2005 and gas costs were sharply higher. However, improved pricing and efficiency savings more than offset these negative influences and operating profit improved.

Switzerland: As expected, the completion of the concrete-intensive stages of the major Loetschberg alpine tunnel project led to a reduction of over 10% in our first half cement volumes and, while price improvements were achieved, profit from our cement operations declined. However, this was offset by a good advance in profitability in downstream readymixed concrete, aggregates and asphalt operations.

Iberia: Our Spanish operations enjoyed a favourable first half with readymixed concrete volumes increasing by over 10%. While price improvements were achieved, higher input costs resulted in a slight decline in overall margin and a profit outcome in line with 2005. Our Portuguese joint venture faced reduced cement demand in its home market and, although this domestic volume decline was offset by increased cement exports, operating profit from cement operations was lower; however, an improved performance in downstream operations resulted in a similar overall profit outcome.

3	CRH plc The International Building Materials Group

EUROPE - PRODUCTS

				Analysis of change
			Total change	Exchange	Acquisitions		Re-org. costs	Organic
euro million	2006	2005			2005	2006
Sales	1,486	1,189	+297	+1	+186	+73	—	+37
% change			+25%		+16%	+6%		+3%
Operating profit*	112	86	+26	—	+19	+6	-1	+2
% change			+30%		+22%	+7%	—	+1%
Margin	7.5%	7.2%

*	Operating profit is before profit on disposal of fixed assets and includes re-organisation costs of euro 5 million (2005: euro 4 million).

Despite continuing subdued markets our Products activities overall experienced a gradual pick-up in underlying demand through the first half of the year. As a result, operating profit advanced with good incremental contributions from 2005 and 2006 acquisitions complemented by organic growth.

Concrete Products: Structural operations (floor & wall elements, beams, vaults and drainage products) benefited from improved demand in Benelux, France and Denmark and delivered a strong organic increase in operating profit. After a slow start to the year, Architectural operations (pavers, tiles and blocks) in Benelux, France and Germany saw better trading conditions in May and June to leave underlying profits similar to 2005. Stradal, the French concrete products business acquired in August 2005, performed well. With benefits from significant 2005 acquisition activity in Architectural operations and strong organic growth in Structural operations, overall profitability in Concrete Products registered a marked first half advance.

Clay Products: Production shut-downs in our UK and German operations over the winter months, implemented in order to balance supply and demand more effectively and to avoid seasonal price peaks in volatile winter gas markets, had an adverse impact on profitability in the early months. While trading in May and June was ahead of 2005 and our Dutch and Polish businesses performed well, demand in the UK and Germany remained weak and first half operating profit from our clay operations declined by approximately 20%.

Building Products: This group now comprises four product segments: Insulation, Fencing & Security, Daylight & Ventilation and Construction Accessories. Despite continuing difficult trading conditions and over-supply in a number of markets our Insulation activities benefited from 2005’s restructuring initiatives and delivered an improved performance. As expected Fencing & Security faced very strong competition in the Netherlands and Germany and, despite an improved performance in Britain, its third major market, operating profit declined. Daylight & Ventilation operations similarly encountered intense competition and higher input costs and while turnover increased lower margins resulted in similar operating profit. Our Construction Accessories businesses enjoyed incremental contributions from an active 2005 development programme and from the Halfen-Deha acquisition which was completed in early May this year. Annualised turnover in our Construction Accessories operations now exceeds euro 300 million.

EUROPE – DISTRIBUTION

				Analysis of change
			Total change	Exchange	Acquisitions		Re-org. costs	Organic
euro million	2006	2005			2005	2006
Sales	1,319	1,016	+303	-2	+246	+17	—	+42
% change			+30%	—	+24%	+2%		+4%

Operating profit*	66	50	+16	—	+4	+1	-1	+12
% change			+33%		+8%	+2%	-2%	+25%

Margin	5.0%	4.9%

*	Operating profit is before profit on disposal of fixed assets and includes re-organisation costs of euro 1 million related to ongoing operations (2005: nil).

First half operating profit in Europe Distribution showed a strong increase on 2005 levels. While 2005 Builders Merchants acquisitions in Austria and Germany contributed significantly to growth in sales, the bulk of the operating profit advance came from underlying operations.

DIY: Although a pick-up in overall Dutch consumer confidence was evident from early in the year, it was not until May and June that this began to be reflected in improved demand across the DIY sector. As a result, the first half sales and operating profit outcome from our Benelux DIY business was broadly similar to 2005.

Builders Merchants: More positively, the first half of 2006 saw improving momentum in our builders merchants businesses in Benelux, France and Switzerland with very good underlying profit improvement. Quester, the leading Austrian builders merchant acquired in October 2005, experienced disappointing trading in the early months and, despite some improvement through May and June, its contribution to first half profit growth was minimal. Bauking, the German builders merchant and DIY operator in which CRH acquired a 48% stake last December, delivered a good performance in line with expectations.

AMERICAS – MATERIALS

				Analysis of change
			Total change	Exchange	Acquisitions		Organic
euro million	2006	2005			2005	2006
Sales	1,393	1,065	+328	+48	+83	+45	+152
% change			+31%	+4%	+8%	+4%	+15%

Operating profit*	35	(4)	+39	—	+1	+7	+31
% change			n/m		n/m	n/m	n/m

Margin	2.5%	-0.4%

*	Operating profit is before profit on disposal of fixed assets.

Despite heavy rains in parts of the east and mid-west in the latter weeks of June, the first half outcome for the Americas Materials Division exceeded expectations helped by a mild winter which facilitated early private sector construction activity. Overall volumes were satisfactory; excluding the impact of recent acquisitions, our heritage companies saw readymixed concrete volumes increase by 3% while aggregates volumes declined by 1% and asphalt volumes were in line with the prior year. Our ongoing focus on effective pricing strategies to offset the impact of higher energy and input costs resulted in very good first half sales price

5	CRH plc The International Building Materials Group

increases and, together with the benefits of the continuing cost reduction programmes, led to improved margins and an operating profit for the period as opposed to the traditional first half seasonal loss.

New England: While our operations in Vermont, Maine and New Hampshire started the year well, heavy rains in June combined with a slower pace of contract lettings in Connecticut left results just behind 2005 levels.

New York / New Jersey: The wet conditions in June also impacted demand in this region, particularly in the New Jersey market leaving results for the period broadly in line with 2005.

Central: Successful efforts to recover higher input costs resulted in an improved performance across the region with the exception of Michigan, where first half results were similar to 2005 in a continuing depressed market. The Mountain Companies businesses acquired at end-October 2005 performed well but due to seasonal trading patterns had only modest impact on the first half profit outcome.

West: Very good volume and price improvements in generally buoyant markets contributed to a strong sales and operating profit uplift across our businesses most particularly from our operations in the states of Utah and Idaho.

AMERICAS – PRODUCTS

				Analysis of change
			Total change	Exchange	Acquisitions		Organic
euro million	2006	2005			2005	2006
Sales	1,813	1,337	+476	+67	+94	+138	+177
% change			+36%	+5%	+7%	+10%	+14%

Operating profit*	202	144	+58	+8	+3	+5	+42
% change			+40%	+6%	+2%	+3%	+29%

Margin	11.1%	10.7%

*	Operating profit is before profit on disposal of fixed assets.

Annual revenues from our Products operations are broadly divided 40% Residential, 45% Non-residential and 15% Infrastructure. These businesses enjoyed an excellent first half delivering a strong profit advance helped by generally favourable weather, good levels of US housing activity and sustained improvement in US non-residential construction demand. Notwithstanding some dilution from the addition of the inherently lower margin MMI acquisition, a further increase in overall operating profit margin was achieved.

Architectural Products Group (APG): Despite some moderation in residential activity during the period, APG continued to generate good overall organic growth. This combined with contributions from 2005 acquisitions resulted in strong profit improvement in its concrete-products-oriented commercial masonry, professional landscaping and consumer DIY activities. Against a very positive outcome for the majority of its operations, APG’s recently-expanded bagged soil and mulch activities - which complement its consumer DIY patio paving offering - disappointed in a difficult pricing environment. While APG’s regional clay brick operation achieved strong price increases, these were not sufficient to offset fully the impact of high energy costs and lower brick volumes.

Precast: This group, which is a leading manufacturer of precast, pre-stressed and polymer concrete and concrete pipe, benefited significantly from continuing widespread growth in non-residential construction and good infrastructure demand. As a result operating profit and margin improved substantially on first half 2005 levels.

Glass: This group is the largest North American supplier of architectural glass products and services for commercial construction deriving almost 80% of its revenues from the non-residential segment. Despite rising input costs these operations enjoyed very strong first-half organic sales and operating profit growth helped by an ongoing shift towards higher-margin and higher-growth segments in laminated and insulated glass.

MMI: Integration of MMI, our new US product platform in fencing products, welded wire reinforcement and construction accessories acquired at the end of April, is well under way and we are optimistic regarding the medium-term development opportunities for this largely non-residential business. MMI contributed positively to trading results in May and June. Due to its particular business mix, operating profit margins are much lower than in our existing APG, Precast and Glass activities.

South America: Our clay operations in Argentina enjoyed good volume increases in both domestic and export markets and delivered improved turnover and operating profit.

AMERICAS – DISTRIBUTION

				Analysis of change
	2006	2005	Total change	Exchange	Acquisitions
euro million					2005	2006	Organic
Sales	683	506	+177	+23	+88	+25	+41
% change			+35%	+5%	+17%	5%	+8%

Operating profit*	46	28	+18	+1	+9	+2	+6
% change			+64%	+4%	+32%	+7%	+21%

Margin	6.8%	5.6%

*	Operating profit is before profit on disposal of fixed assets.

Our Distribution activities experienced continued positive trading conditions through the first half of the year in both the roofing/siding and interior products segments. With an estimated 65% of revenues generated in the repair, maintenance and improvement (RMI) segment, moderation in new housing demand had little adverse impact on business in the first half while the Florida market remained particularly buoyant.

Strong incremental contributions from 2005 and 2006 acquisitions, which were largely focussed on expansion of the interior products segment, combined with good organic growth resulted in a substantial profit advance and an improved margin for the first half of 2006.

FINANCE

While higher short-term interest rates and the substantial acquisition activity completed over the past year has resulted in a significant increase in net finance costs from euro 78 million in the first half of 2005 to euro 113 million in 2006, EBITDA/net interest cover for the 12 months to end June 2006 remains very comfortable at 11.2 times (12 months to June 2005: 11.4 times).

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

7	CRH plc The International Building Materials Group

Exchange rate movements between year-end 2005 and 30th June 2006, mainly the strengthening of the euro from US$1.1797 to US$1.2713, reduced the euro amount of foreign currency net debt by euro 137 million while shareholders’ funds were reduced by euro 248 million.

Net debt at 30th June amounted to euro 4,395 million (June 2005: euro 3,268 million), which included euro 249 million (June 2005: euro 254 million) in respect of the Group’s share of net debt in joint venture undertakings.

Acquisitions completed and agreed since 30th June, including the recently announced euro 1 billion APAC transaction, will bring total acquisitions and investments since the beginning of the year to almost euro 2 billion. Despite this record spend, the Group’s balance sheet, interest cover and robust cash generation characteristics continue to ensure that we have the capacity to avail of acquisition opportunities in our various geographic, product and sectoral markets where we see value.

OUTLOOK

In Europe Materials, demand in Ireland remains good and there is continuing strength in our markets in Finland and the Baltic region. In Switzerland, we expect that the second half will see cement demand slightly below last year’s levels and a continuing solid performance in downstream activities. Poland should have a good year although second half comparatives will be tougher as a result of the exceptional cement demand in the latter half of 2005. The final stages of the conversion from gas-firing to coal and petcoke-firing at our cement plant in the Ukraine will be completed before the end of the year and benefits are expected to flow in 2007. In Spain, full year profits are expected to be similar to 2005 while our Portuguese operations continue to cope well with lower levels of domestic activity. Overall the Division expects to deliver further improvement in underlying operating profit in the second half.

The emergence of somewhat firmer demand in a number of previously subdued economies is anticipated to deliver further trading benefits for our Europe Products operations in the second half. In Concrete Products, Structural operations should continue the strong progress of the first half while better trading in recent months in Architectural operations suggests more positive trends for this segment. In Clay Products, further mid-year product price increases have been implemented in response to continuing high energy costs; however, it is unlikely that the first half operating profit decline will be reversed in the second half. In Building Products, our Insulation operations continue their gradual recovery and full year Construction Accessories results will benefit further from inclusion of Halfen-Deha.

In Europe Distribution, we expect further organic growth in the second half from our builders merchanting activities in Benelux, France and Switzerland and, following a disappointing start, look to an improving trend in our Austrian operations. DIY operations should show some modest improvement although demand is heavily dependent on consumer confidence and remains sensitive to the future pace of eurozone interest rate increases.

Americas Materials is continuing to benefit from robust highway markets and growth in non-residential construction. While there may be some late season volume impact as a result of higher product prices, the primary focus for this Division remains the necessary recovery of higher input costs and delivery of improved operating profit and margin from existing operations for 2006 as a whole. The inclusion of APAC for the remaining months of the year is expected to have a modest positive impact in 2006 due to some restructuring costs, however significant benefits are anticipated in 2007 as synergies are realised.

After a very strong first half the pace of advance for Americas Products has slowed as US residential construction activity has moderated from high levels. Nevertheless, with strong and growing non-residential demand and benefits from the April acquisition of MMI, we expect a good second half out-turn from these businesses and further progress for the year as a whole.

Americas Distribution once again exceeded expectations in the first half of 2006 and, with a positive trading backdrop in key markets plus anticipated benefits from recent acquisitions, we expect a strong second half performance leading to another excellent full year outcome.

A continuation of the current US$/euro exchange rate of US$ 1.28 for the remainder of 2006, would result in a full year average rate of US$1.26 (2005: US$1.2438) and a relatively modest adverse full year translation impact compared with 2005.

The current business outlook is on the whole positive despite some statistical evidence of a slower pace of US economic growth. CRH has had a particularly good start to the year; our ongoing focus on the recovery of higher input costs is showing good success and we have delivered record development activity over the past twelve months. While as always risks remain, especially in light of recent international developments, we expect good profit growth in the more significant second half and a healthy advance for 2006 as a whole.

* * * *

In order to utilise the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995, CRH is providing the following cautionary statements:

This interim results announcement contains certain forward-looking statements, in particular the statement under “outlook” above. These statements may generally but not always be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this interim results announcement and other factors discussed in our 2005 Annual Report on Form 20-F filed with the SEC.

9	CRH plc The International Building Materials Group

GROUP INCOME STATEMENT

	Six months ended 30th June 2006		Six months ended 30th June 2005		Year ended 31st December 2005
	Unaudited		Unaudited		Audited
	euro m		euro m		euro m
Revenue	8,028.1		6,329.3		14,449.3
Cost of sales	(5,612.1)		(4,397.4)		(9,901.7)

Gross profit	2,416.0		1,931.9		4,547.6
Operating costs	(1,803.3)		(1,487.1)		(3,155.3)

Group operating profit	612.7		444.8		1,392.3
Profit on disposal of fixed assets	17.2		10.0		19.8

Profit before finance costs	629.9		454.8		1,412.1
Finance costs (net)	(112.8)		(77.8)		(159.1)
Group share of associates’ profit after tax	9.3		6.3		25.9

Profit before tax	526.4		383.3		1,278.9
Income tax expense (estimated at interim)	(123.0)		(81.0)		(272.6)

Group profit for the financial period	403.4		302.3		1,006.3

Profit attributable to:

Equity holders of the Company	396.8		298.7		997.9
Minority interest	6.6		3.6		8.4

Group profit for the financial period	403.4		302.3		1,006.3

Earnings per share for the period
Basic	73.7	c	56.0	c	186.7	c
Diluted	73.0	c	55.7	c	185.2	c

Dividend declared per share	13.5	c	11.25	c	39.0	c

Dividend per share paid during period	27.75	c	23.4	c	34.65	c

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended 30th June 2006	Six months ended 30th June 2005	Year ended 31st December 2005
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Items of income/(expense) recognised directly within equity:
Currency translation effects	(248.3)	337.8	413.4
Group defined benefit pension obligations:
- Actuarial gain/(loss)	142.1	(151.2)	(86.1)
- Movement in deferred tax asset	(30.5)	36.4	21.7
Movement in deferred tax asset on share schemes	3.6	—	12.3
Gains relating to cash flow hedges	2.7	1.2	2.7
Movement in deferred tax liability on cash flow hedges	—	—	(0.7)

Net (expense)/income recognised directly within equity	(130.4)	224.2	363.3
Group profit for the financial period	403.4	302.3	1,006.3

Total recognised income and expense for the period	273.0	526.5	1,369.6

Equity holders of the Company	267.1	520.2	1,360.4
Minority interest	5.9	6.3	9.2

Total recognised income and expense for the period	273.0	526.5	1,369.6

GROUP STATEMENT OF CHANGES IN EQUITY

	Six months ended 30th June 2006	Six months ended 30th June 2005	Year ended 31st December 2005
	Unaudited	Unaudited	Unaudited
	euro m	euro m	euro m
At beginning of period	6,233.7	4,979.4	4,979.4
Issue of shares:
- Share options and participation schemes	55.7	19.2	39.5
- Issued in lieu of dividends	14.2	16.8	21.0
- Expenses paid in respect of share issues	—	(0.1)	(0.2)
Purchase of treasury shares	(15.8)	—	—
Share-based payment expense	6.3	6.5	13.9
Dividends paid	(149.3)	(125.0)	(185.2)
Movement in minority interest	0.9	(5.4)	4.1
Items of income/(expense) recognised directly within equity:
Currency translation effects	(248.3)	337.8	413.4
Group defined benefit pension obligations	111.6	(114.8)	(64.4)
Movement in deferred tax asset on share schemes	3.6	—	12.3
Gains relating to cash flow hedges	2.7	1.2	2.0
Profit for the period attributable to equity holders	396.8	298.7	997.9

At end of period	6,412.1	5,414.3	6,233.7

11	CRH plc The International Building Materials Group

GROUP BALANCE SHEET

	As at 30th June 2006	As at 30th June 2005	As at 31st December 2005
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
ASSETS
Non-current assets
Property, plant and equipment	6,950.2	6,336.8	6,823.5
Intangible assets	2,514.7	1,935.4	2,252.5
Investments in associates/other financial assets	628.2	313.0	634.5
Derivative financial instruments	59.2	254.4	154.8
Deferred income tax assets	415.3	425.1	466.5

Total non-current assets	10,567.6	9,264.7	10,331.8

Current assets
Inventories	2,113.6	1,616.2	1,722.6
Trade and other receivables	3,176.1	2,594.4	2,476.4
Derivative financial instruments	12.1	6.5	30.7
Liquid investments	435.1	445.2	342.5
Cash and cash equivalents	664.6	799.5	1,148.6

Total current assets	6,401.5	5,461.8	5,720.8

Total assets	16,969.1	14,726.5	16,052.6

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	183.8	181.8	182.3
Non-equity share capital	1.2	1.2	1.2
Share premium account	2,276.7	2,184.4	2,208.3
Treasury shares	(15.7)	—	—
Other reserves	43.6	30.0	37.4
Foreign currency translation reserve	(14.8)	157.9	233.5
Retained income	3,898.1	2,830.2	3,532.7

	6,372.9	5,385.5	6,195.4
Minority interest	39.2	28.8	38.3

Total equity	6,412.1	5,414.3	6,233.7

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,218.6	4,063.1	4,524.5
Derivative financial instruments	75.6	3.4	13.5
Deferred income tax liabilities	1,155.2	1,075.3	1,184.5
Trade and other payables	179.9	134.2	187.6
Retirement benefit obligations	316.5	524.3	450.5
Provisions for liabilities and charges	226.6	228.5	223.0
Capital grants	11.1	11.9	12.1

Total non-current liabilities	6,183.5	6,040.7	6,595.7

Current liabilities
Trade and other payables	2,669.2	2,149.9	2,254.4
Current income tax liabilities	308.8	319.3	271.5
Interest-bearing loans and borrowings	1,248.3	584.0	582.3
Derivative financial instruments	23.3	123.6	4.6
Provisions for liabilities and charges	123.9	94.7	110.4

Total current liabilities	4,373.5	3,271.5	3,223.2

Total liabilities	10,557.0	9,312.2	9,818.9

Total equity and liabilities	16,969.1	14,726.5	16,052.6

GROUP CASH FLOW STATEMENT

	Six months ended 30th June 2006	Six months ended 30th June 2005	Year ended 31st December 2005
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Cash flows from operating activities
Group operating profit	612.7	444.8	1,392.3
Depreciation charge	300.3	260.1	555.8
Share-based payment expense	6.3	6.5	13.9
Amortisation of intangible assets	11.8	3.3	9.1
Net movement on provisions	9.7	13.9	11.8
Increase in working capital	(501.6)	(381.1)	(149.4)
Amortisation of capital grants	(0.9)	(1.4)	(2.0)
Other non-cash movements	7.8	9.6	2.9

Cash generated from operations	446.1	355.7	1,834.4
Interest paid (including finance leases)	(110.3)	(85.2)	(184.0)
Irish corporation tax paid	(2.5)	(1.6)	(13.3)
Overseas corporation tax paid	(58.3)	(57.4)	(246.2)

Net cash inflow from operating activities	275.0	211.5	1,390.9

Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets	59.6	44.8	102.8
Interest received	15.5	14.3	43.4
Capital grants received	—	0.9	1.5
Dividends received from associates	8.3	8.5	14.2

	83.4	68.5	161.9

Outflows
Purchase of property, plant and equipment	(434.4)	(346.8)	(652.1)
Acquisition of subsidiaries and joint ventures	(613.6)	(168.0)	(808.3)
Investments in and advances to associates	(4.1)	—	(298.9)
Advances to jv’s and purchase of trade investments	(5.1)	(5.5)	(7.7)
Deferred acquisition consideration paid	(58.8)	(31.4)	(45.3)

	(1,116.0)	(551.7)	(1,812.3)

Net cash outflow from investing activities	(1,032.6)	(483.2)	(1,650.4)

Cash flows from financing activities
Inflows
Proceeds from issue of shares	55.7	19.2	39.5
Shares issued to minority interests	—	—	0.3
Increase in interest-bearing loans and borrowings	1,015.4	223.6	796.8
Increase in finance lease liabilities	—	2.4	6.5
Net cash movement in derivative financial instruments	102.9	(25.4)	(102.8)

	1,174.0	219.8	740.3

Outflows
Expenses paid in respect of share issues	—	(0.1)	(0.2)
Purchase of treasury shares	(15.8)	—	—
Increase in liquid investments	(101.4)	(113.1)	(15.0)
Repayment of interest-bearing loans and borrowings	(622.0)	(25.2)	(250.0)
Repayment of finance lease liabilities	(1.4)	(1.4)	(12.9)
Dividends paid to equity holders of the Company	(135.1)	(108.2)	(164.2)
Dividends paid to minority interests	(6.0)	(4.1)	(9.4)

	(881.7)	(252.1)	(451.7)

Net cash inflow/(outflow) from financing activities	292.3	(32.3)	288.6

Change in cash and cash equivalents	(465.3)	(304.0)	29.1
Translation adjustment	(18.7)	31.5	47.5
Cash and cash equivalents at beginning of period	1,148.6	1,072.0	1,072.0

Cash and cash equivalents at end of period	664.6	799.5	1,148.6

13	CRH plc The International Building Materials Group

SUPPLEMENTARY INFORMATION

1    Basis of Preparation

The financial information presented in this Interim Report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union. The transition date for implementation of IFRS for the Group was 1st January 2004. Full details of the accounting policies adopted by the Group on implementation of IFRS, and of the impact on the reported 2004 results and balance sheet of the Group of the transition to IFRS, were published on 31st May.

IFRS as adopted by the EU differ in certain respects from US generally accepted accounting principles (US GAAP). These differences are set out in note 36 of the notes to the accounts in the Annual Report on Form 20-F 2005. There are no additional material differences that have not been addressed therein.

The Group’s accounting policies under IFRS are based on the Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards (IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

2    Translation of Foreign Currencies

These financial statements are presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:

	Average			Period ended
	Six months ended 30th June		Year ended 31st December	30th June		31st December
euro 1 =	2006	2005	2005	2006	2005	2005
US Dollar	1.2296	1.2847	1.2438	1.2713	1.2092	1.1797
Pound Sterling	0.6870	0.6859	0.6838	0.6921	0.6742	0.6853
Polish Zloty	3.8901	4.0796	4.0224	4.0546	4.0388	3.8600
Swiss Franc	1.5610	1.5462	1.5483	1.5672	1.5499	1.5551
Argentine Peso	3.7733	3.7388	3.6356	3.9432	3.4934	3.5868

3    Key Components of First Half 2006 Performance

euro million	Revenue	Operating profit	Profit on disposals	Trading profit	Finance costs	Assoc. PAT	Pre-tax profit
H1 2005 as reported	6,329	445	10	455	(78)	6	383
Exchange effects	141	9	—	9	(2)	—	7

H1 2005 at H1 2006 rates	6,470	454	10	464	(80)	6	390
Incremental impact in 2006 of:
- 2005 acquisitions	708	37	—	37	(26)	—	11
- 2006 acquisitions	304	22	—	22	(10)	—	12
Organic	546	100	7	107	3	3	113

H1 2006 as reported	8,028	613	17	630	(113)	9	526

% change v. 2005:
As reported	+27%	+38%		+38%			+37%
At constant 2006 rates	+24%	+35%		+36%			+35%

4    Analysis of Revenue and Operating Profit by Business

	Six months ended 30th June - Unaudited				Year ended 31st December 2005
	2006		2005		Audited
	euro m	%	euro m	%	euro m	%
Revenue
Europe Materials	1,333.5	16.6	1,215.7	19.2	2,646.2	18.3
Europe Products	1,485.9	18.5	1,188.9	18.8	2,533.4	17.5
Europe Distribution	1,319.5	16.4	1,016.0	16.1	2,192.9	15.2
Americas Materials	1,393.2	17.4	1,065.3	16.8	3,164.7	21.9
Americas Products	1,812.9	22.6	1,337.1	21.1	2,755.9	19.1
Americas Distribution	683.1	8.5	506.3	8.0	1,156.2	8.0

	8,028.1	100	6,329.3	100	14,449.3	100

Operating profit
Europe Materials	152.1	24.8	141.3	31.8	377.0	27.1
Europe Products	112.0	18.3	85.9	19.3	175.6	12.6
Europe Distribution	65.9	10.8	49.6	11.1	123.4	8.9
Americas Materials	34.5	5.6	(4.1)	(0.9)	328.2	23.5
Americas Products	201.5	32.9	143.6	32.3	307.6	22.1
Americas Distribution	46.7	7.6	28.5	6.4	80.5	5.8

	612.7	100	444.8	100	1,392.3	100

Profit on disposal of fixed assets
Europe Materials	8.8		4.7		8.8
Europe Products	0.5		0.6		1.8
Europe Distribution	2.2		(0.6)		(0.8)
Americas Materials	4.6		4.7		9.7
Americas Products	1.1		0.2		(0.1)
Americas Distribution	—		0.4		0.4

	17.2		10.0		19.8

Depreciation charge
Europe Materials	66.4		62.0		129.0
Europe Products	64.6		58.3		126.8
Europe Distribution	18.0		15.8		31.6
Americas Materials	92.6		74.7		164.8
Americas Products	52.7		44.6		93.4
Americas Distribution	6.0		4.7		10.2

	300.3		260.1		555.8

Amortisation of intangible assets
Europe Materials	0.1		—		—
Europe Products	2.3		0.4		1.5
Europe Distribution	0.3		0.2		0.4
Americas Materials	0.1		—		—
Americas Products	7.5		2.1		5.8
Americas Distribution	1.5		0.6		1.4

	11.8		3.3		9.1

15	CRH plc The International Building Materials Group

5    Geographical Analysis of Revenue and Operating Profit

	Six months ended 30th June – Unaudited				Year ended 31st December 2005 Audited
	2006		2005
	euro m	%	euro m	%	euro m	%
Revenue
Ireland*	571.3	7.1	561.3	8.9	1,164.1	8.1
Benelux	1,269.0	15.8	1,191.9	18.8	2,468.6	17.1
Rest of Europe	2,292.9	28.6	1,661.8	26.3	3,733.8	25.8
Americas	3,894.9	48.5	2,914.3	46.0	7,082.8	49.0

	8,028.1	100	6,329.3	100	14,449.3	100

Operating profit
Ireland*	71.6	11.7	70.5	15.8	148.4	10.7
Benelux	110.5	18.0	89.7	20.2	186.2	13.3
Rest of Europe	147.4	24.1	116.4	26.2	340.6	24.5
Americas	283.2	46.2	168.2	37.8	717.1	51.5

	612.7	100	444.8	100	1,392.3	100

Profit on disposal of fixed assets
Ireland*	6.9		3.3		8.1
Benelux	0.1		0.1		0.4
Rest of Europe	4.5		1.3		1.3
Americas	5.7		5.3		10.0

	17.2		10.0		19.8

Depreciation charge
Ireland*	22.3		22.0		44.5
Benelux	38.7		38.9		78.9
Rest of Europe	88.0		75.2		164.0
Americas	151.3		124.0		268.4

	300.3		260.1		555.8

Amortisation of intangible assets
Ireland*	—		—		—
Benelux	0.7		0.6		1.2
Rest of Europe	2.0		—		0.7
Americas	9.1		2.7		7.2

	11.8		3.3		9.1

*	Total island of Ireland

6    Proportionate Consolidation of Joint Ventures

	Six months ended 30th June		Year ended 31st December 2005
	2006	2005
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Group share of:
Revenue	423.8	277.5	617.8
Cost of sales	(289.5)	(174.2)	(392.8)

Gross profit	134.3	103.3	225.0
Operating costs	(95.9)	(68.2)	(143.6)

Group operating profit	38.4	35.1	81.4
Profit on disposal of fixed assets	2.4	0.1	0.8

Profit before finance costs	40.8	35.2	82.2
Finance costs (net)	(7.2)	(6.6)	(13.6)

Profit before tax	33.6	28.6	68.6

7    Investments in Financial Assets

Just before year-end 2005, the Group acquired a 26.3% stake in Corporación Uniland, a major Spanish cement, aggregates and readymixed concrete producer with interests in Tunisia and South America, for approximately €300 million. This investment is stated at cost in the balance sheet at 30th June 2006 and excludes any share of profits for the period.

8    Earnings per Share

The computation of basic and diluted earnings per share is set out below:

	Six months ended 30th June				Year ended 31st December 2005
	2006		2005
	Unaudited		Unaudited		Audited
	euro m		euro m		euro m
Numerator for basic and diluted earnings per share
Profit attributable to equity holders of the Company	396.8		298.7		997.9
Preference dividends paid	—		—		(0.1)

Profit attributable to Ordinary equity holders	396.8		298.7		997.8

	Number of shares		Number of shares		Number of shares
Denominator for basic earnings per share
Weighted average number of shares (millions) in issue	538.2		533.4		534.3
Effect of dilutive potential shares (share options)	5.1		2.9		4.4

Denominator for diluted earnings per share	543.3		536.3		538.7

	euro cent		euro cent		euro cent
Earnings per share
- basic	73.7	c	56.0	c	186.7	c
- diluted	73.0	c	55.7	c	185.2	c

17	CRH plc The International Building Materials Group

9    Net Debt and Finance Costs

	As at 30th June		As at 31st December 2005
	2006	2005
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Net Debt
Non-current assets
Derivative financial instruments	59.2	254.4	154.8
Current assets
Derivative financial instruments	12.1	6.5	30.7
Liquid investments	435.1	445.2	342.5
Cash and cash equivalents	664.6	799.5	1,148.6
Non-current liabilities
Interest-bearing loans and borrowings	(4,218.6)	(4,063.1)	(4,524.5)
Derivative financial instruments	(75.6)	(3.4)	(13.5)
Current liabilities
Interest-bearing loans and borrowings	(1,248.3)	(584.0)	(582.3)
Derivative financial instruments	(23.3)	(123.6)	(4.6)

Total net debt	(4,394.8)	(3,268.5)	(3,448.3)

Including Group share of joint ventures’ net debt	(248.5)	(253.7)	(271.2)

Movement in Net Debt
(Decrease)/increase in cash and cash equivalents	(465.3)	(304.0)	29.1
Increase in liquid investments	101.4	113.1	15.0
Increase in interest-bearing loans and borrowings	(392.0)	(199.4)	(540.4)
Net cash movement in derivatives	(102.9)	25.4	102.8
Non-cash movements in debt:
- Movement in fair values (mark-to-market)	(5.6)	—	5.9
- Debt assumed on acquisitions	(219.3)	(1.7)	(137.6)
- Currency translation adjustment	137.2	(143.8)	(165.0)

Increase in net debt	(946.5)	(510.4)	(690.2)

Including change in share of joint ventures’ net debt	22.7	3.3	(14.2)

Finance Costs
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	100.8	74.4	153.8
Net charge to unwind discount on provisions and deferred/contingent acquisition consideration	11.2	7.0	15.6
Net charge/(credit) re change in derivatives’ fair value	5.9	(0.8)	(4.9)
Net pensions financing credit	(5.1)	(2.8)	(5.4)

Total net finance costs	112.8	77.8	159.1

Including Group share of joint ventures’ costs	7.2	6.6	13.6

10    Summarised Cash Flow

The table below summarises the Group’s cash flows for the six months ended 30th June 2006 and 30th June 2005 and for the full year ended 31st December 2005.

	Six months ended 30th June - Unaudited		Year ended 31st December 2005
	2006	2005
	euro m	euro m	euro m
Inflows
Profit before tax	526	383	1,279
Depreciation	300	260	556
Amortisation of intangible assets	12	3	9
Disposals	60	45	103
Share issues (net of treasury shares acquired)	54	36	61

	952	727	2,008

Outflows
Working capital movement	474	350	119
Capital expenditure	434	347	652
Acquisitions and investments	901	207	1,298
Dividends	149	125	185
Tax paid	61	59	260
Other	17	5	19

	2,036	1,093	2,533

Net outflow	(1,084)	(366)	(525)
Translation adjustment	137	(144)	(165)

Increase in net debt	(947)	(510)	(690)

11     Other

	Six months ended 30th June - Unaudited				Year ended 31st December 2005
	2006		2005
EBITDA interest cover (times) - six months to 30th June	8.2		9.1		—
- rolling 12 months	11.2		11.4		12.3
EBIT interest cover (times) - six months to 30th June	5.4		5.7		—
- rolling 12 months	8.0		8.1		8.8
EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal
EBIT = earnings before interest and tax, excluding profits on disposal (equal to operating profit)

Average shares in issue	538.2	m	533.4	m	534.3	m
Net dividend paid per share (euro cent)	27.75	c	23.40	c	34.65	c
Dividend declared for the period (euro cent)	13.5	c	11.25	c	39.0	c
Dividend cover - EPS / dividend declared (times)	5.5	x	5.0	x	4.8	x
Depreciation charge - subsidiaries (euro m)	281.3		244.3		525.2
Depreciation charge - share of joint ventures (euro m)	19.0		15.8		30.6
Amortisation of intangibles - subsidiaries (euro m)	11.8		3.3		9.1
Amortisation of intangibles - share of joint ventures (euro m)	—		—		—
Share-based payment expense (euro m)	6.3		6.5		13.9

Market capitalisation at period-end (euro m)	13,742.5		11,674.6		13,327.7
Total equity at period-end (euro m)	6,412.1		5,414.3		6,233.7
Net debt (euro m)	4,394.8		3,268.5		3,448.3
Net debt as a percentage of total equity	69%		60%		55%
Net debt as a percentage of market capitalisation	32%		28%		26%

19	CRH plc The International Building Materials Group

12    Statutory Accounts

The financial information presented in this Interim Report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2005, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

13    Non-GAAP Measures

The calculation of EBITDA and EBITDA interest cover is set out below:

	Six months ended 30th June				Year ended 31st December 2005
	2006		2005
	Unaudited		Unaudited
	euro m		euro m		euro m
Profit Before Finance Costs	629.9		454.8		1,412.1
Less Profit on disposal of assets	(17.2)		(10.0)		(19.8)
Plus Depreciation	300.3		260.1		555.8
Plus Amortisation	11.8		3.3		9.1

Earnings before interest, tax, depreciation and amortisation (EBITDA)	924.8		708.2		1,957.2

Net Finance Costs	112.8		77.8		159.1

EBITDA interest cover	8.2	X	9.1	X	12.3	X

Coverage ratios based on EBITDA, a non-GAAP financial measure, are presented here for information as management believes it is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs.

14    Recent Development

On 29th August 2006, CRH plc announced that its subsidiary, Oldcastle Materials, Inc., had completed the purchase of Ashland Paving and Construction, Inc. (APAC) for a total consideration, including zero net debt at acquisition, of approximately $1,300 million. APAC, headquartered in Atlanta, GA, is a leading U.S. aggregates, asphalt and heavy highway construction company with extensive operations in 14 mid-western and southern states. CRH financed the acquisition using debt.